LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@attglobal.net

July 19, 2006

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Deja Foods, Inc. File Number 333-124016 Registration Statement on Form SB-2 Amendment Number 5
Attn:	John Zitko Division of Corporation Finance

Dear Mr. Zitko:

        In response to the Staff's comment letter to us dated July 11, 2006, we are filing herewith Amendment Number 5 to the Registration Statement on Form SB-2 of Deja Foods, Inc. (the "Company"). We will respond to the Staff's comments using the same paragraph numbers as contained in the Staff's comment letter to us.

        1.     Although our agreement with Aramark is dated April 2, 2005, the document was not actually fully executed by the two signing parties until around the end of January 2006. This is evidenced by the date of February 2, 2006 on the transmittal letter from Aramark to us. The transmittal letter was submitted as part of exhibit 10.19 with amendment No. 4 of our registration statement. We acknowledge our omission for not filing a copy of the Aramark agreement with amendments No. 3 or No. 4 to the registration statement, filed April 19 and June 8, 2006, respectively. The agreement was entered into so that we may sell products to locations managed by Aramark. It does not guarantee any minimum amount of sales nor does it commit us to any minimum amount of sales. The terms of the agreement serve mainly to outline the pricing we may charge, certain fees Aramark will be due from us, and various quality control standards we must comply with. The agreement continues through March 2007 but may be terminated at will by either party upon 60 days written notice. We have revised our discussion on pages 26 and 28 of the amended registration statement to disclose that except for an agreement with Aramark, we do not enter into written agreements for the sale of food products to customers.

        2.     We have deleted reference to the Securities and Exchange Commission in connection with the risk factor.

        3.     We have revised our disclosure on pages 10 and 11 of the amended registration statement to describe and quantify additional selling, general and administrative expense variances of approximately $1,553,000 and $346,000 between the years ended December 31, 2005 and 2004 and the three months ended March 31, 2006 and 2005, respectively. Taking into consideration variances described and quantified in amendment No. 4, in total we have now described and quantified selling, general and administrative expense variances of approximately $1,971,000 and $643,000 of total variances of $1,972,339 and $643,843 between the years ended December 31, 2005 and 2004 and the three months ended March 31, 2006 and 2005, respectively.

        4.     In reference to the warrant issued in conjunction with our line of credit, none the relevant agreements, the Registration Rights Agreement, the Security Agreement or the Warrant provide that the Holder can require the warrant to be settled in registered shares. However, the Security Agreement between us and Laurus Master Fund, Ltd. provides that the Warrant can be settled in unregistered shares. Section 41(a) on page 42 of the Security Agreement states that "Any shares of Common Stock issued pursuant to exercise of the Warrants, shall bear a legend which shall be in substantially the following form until such shares are covered by an effective registration statement filed with the SEC…" Section 2(a) on page 2 of the Registration Rights Agreement between us and Laurus Master Fund, Ltd. states "The Company shall use its best efforts to cause each Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event no later than the Effectiveness Date." For purposes of the Registration Rights Agreement, Effectiveness Date means October 18, 2006. None of the relevant agreements subject us to any financial penalties if the Registration Statement hasn't been declared effective by the Effectiveness Date. Since the warrant can be settled in unregistered shares, there are no financial penalties imposed on us under the agreements, and additionally, physical or net-share settlement is called for under the warrant, liability classification under EITF 00-19 isn't required. Classification of the warrant issued in conjunction with our line of credit as equity is appropriate. We have revised note 17 on F-33 to disclose that the warrants can be settled in unregistered shares.

        5.     The fifth risk factor on page 4 and the disclosure on page F-34 were added to our registration statement because there may be some issues regarding an integrated offering. In particular, the disclosure on F-34 was added to disclose a potential contingency as to possible litigation. We do not believe the warrants issued in conjunction with our convertible debt are in violation of the Securities Act of 1933. Consequently, we do not believe the warrant holders have rescission rights. Rather, the warrant holders would have to bring suit for rescission and we would defend that suit on the basis that the SB-2 offering and the convertible debenture offering are substantially different. Therefore, we do not believe the warrants are redeemable at the option of the warrant holder. We believe the warrants are classified correctly under ASR 268, SEC FAQ's, EITF 00-19 and all related professional standards. Therefore no changes are required as a result of this comment.

        We wish to also inform you that we have added a risk factor on page 3 and updated page 19 and F-33 to disclose payment defaults on the convertible debentures, Deja Plus High Yield Income Fund, and Myron Stoltzfus loans. We have also disclosed that these payment defaults have caused a technical default on our line of credit with Laurus Master Fund, Ltd.

        We have also updated pages 30-32, 34 and II-9 to reflect the resignation of Craig B. Cooper from our Board of Directors effective July 7, 2006.

        Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,
/s/ GARY A. AGRON
Gary A. Agron

GAA/jp

Enclosures